Roger H. Frommelt
612.373-8541
Fax: 612.338.4608
E-mail: rfrommelt@felhaber.com
Reply to Minneapolis Office

November 5, 2010

By Federal Express and EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 710
100 F Street, N.E.
Washington, D.C.  20549-7010

RE:	Entrx Corporation
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended June 30, 2010
SEC File No. 0-2000
Our File No.  17399.000

Dear Mr. Decker:

On behalf of our client, Entrx Corporation (“Entrx”) we are submitting this letter in response to your letter dated October 26, 2010, which comments on Entrx’s Form 10-K for the year ended December 31, 2009, and Entrx’s Form 10-Q for the quarter ended June 30, 2010.  The comments contained in your letter are set forth below in italics, followed by our response.

Mr. Rufus Decker
November 5, 2010

Form 10-K for year ended December 31, 2009 – Consolidated Financial
Statements

Note 1 – Description of Business and Significant Accounting Policies, page 25

Comment 2  Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to contract costs and expenses.  If you do not include depreciation or amortization in your contract costs and expenses, please revise your description of contract costs and expenses on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows:  “Contract costs and expenses (exclusive of depreciation and amortization shown separately below).” Please also remove any references in the filing to gross profit or gross margin, if you do not include a portion of your depreciation and amortization in contract costs and expenses.  See SAB Topic 11:B.

Entrx allocates nearly all of its depreciation and amortization to contract costs and expenses.  Only the depreciation and amortization expenses of certain office equipment and the vehicles used by project managers are allocated to SG&A.  This amounts to approximately 10% of the total depreciation and amortization expense taken in 2010.  As applicable, Entrx will add a sentence to our accounting policy footnote contained in future Form 10-K filings that reads substantially as follows:

“Depreciation and amortization expense related to machinery and equipment used in the company’s insulation business is presented in contract costs and expenses.  Depreciation and amortization expense related to corporate assets, such as leasehold improvements, certain office equipment, and vehicles used by project managers is presented in selling, general and administrative expenses in the consolidated statements of operations.”

Comment 3  Please revise your accounts receivable disclosures on page 27 to include a description of the accounting policies and methodology used to estimate your allowance for doubtful accounts.  Your revised footnote disclosures should identify the factors that influence management’s judgment (for example, historical losses and existing economic conditions) and may also include a discussion of risk elements relevant to particular categories of your receivables (such as unbilled retainage).  Please refer to ASC 310-10-50-9.

Mr. Rufus Decker
November 5, 2010

As applicable, Entrx will include additional language substantially as indicated in the underlined text below in future Form 10-K filings to supplement its existing accounts receivable disclosures:

“We review customers’ credit history before extending unsecured credit and establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and other information, including historical collection information and existing economic conditions.”

Comment 4  We note your disclosure on page 27 that you did not have any claims revenue during the years ended December 31, 2009 and 2008.  Please revise to disclose your policies for change orders and claims, including a discussion of the circumstances, if any, under which you assume a profit component on change orders and claims prior to approval by the customer.

As applicable, Entrx will add additional disclosure in future Form 10-K filings related to our policies for accounting for claims substantially as follows:

“Our policy is to recognize revenue and gross profit on claims only when realization is probable and the amount of the claim can be reasonably estimated.  In determining whether realization of a claim is probable, we consider factors such as the specific terms of our contract with the customer, the basis for the claim, the additional costs incurred on the contract, and our historical claims experience prior to recognizing revenue.”

Mr. Rufus Decker
November 5, 2010

Note 3 – Accounts Receivable Page 30

Comment 5  Please revise to disclose the amount, if any, of receivables (including retainage) expected to be collected more than 12 months from the balance sheet date.

Entrx will disclose the amounts, if any, of receivables (Including retainage) expected to be collected more than twelve months from the balance sheet date in future filings in accordance with ASC 910-310-50-4.  As of December 31, 2010 and 2009, Entrx had no material amounts of receivables (including retainage) which were expected to be collected more than twelve months from the respective balance sheet dates reported in our Form 10-K for the year ended December 31, 2009.

Form 10-Q for the period ended June 30, 2010 and 2009, page 9

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations:  Three and Six Months Ended June 30, 2010 and 2009, page 9

Comment 6  It appears from your disclosures on page 10  that approximately $4.1 million of your revenue for the six months ended June 30, 2010 was generated from insulation maintenance contracts compared to $5.3 million during the six months ended June 30, 2009.  Your disclosures indicate that these contracts often continue from year to year, however, it is unclear what caused the significant decline in insulation maintenance contract revenue during the first half of 2010 as compared to the prior year.  Please tell us and revise to clarify the reasons for this decline.   If cancellations of maintenance contracts are the cause of this decline, please quantify the dollar amount of maintenance contracts cancelled and describe your cancellation policies for these types of contracts.

Mr. Rufus Decker
November 5, 2010

The maintenance contracts are not for a fixed amount.  Accordingly, Entrx’s management believes that, possibly as a result of the recent economic downturn and the costs reductions undertaken as a result, many of Entrx’s customers chose to reduce their requests for maintenance in 2010.  To the extent applicable, Entrx will clarify this by including language substantially as follows in future with the Securities and Exchange Commission filings:

“Most of our maintenance contracts are priced on a time and materials basis and, therefore, the amount of revenue on any given contract can fluctuate from period to period based upon the amount of maintenance the customer requests during that period.  We believe that cost reduction measures taken by some of our customers during a period of general economic downturn may have accounted for lower revenues from maintenance contracts during the first nine months of 2010, as compared to the same period in 2009.”

Yours very truly,

/s/ Roger H. Frommelt
Roger H. Frommelt

RHF:jrs